Filed Pursuant To Rule 433

Registration No. 333-180974

May 20, 2014

World Gold Council’s William Rhind Explains How Institutional Investors Are Looking At Gold

Managing director of WGC discusses the yellow metal’s market from large investors’ point of view.

Posted on hardassetsinvestor.com

May 19, 2014

Mike Norman, Hard Assets Investor (Norman): Hello everybody; welcome to HardAssetsInvestor.com. I’m Mike Norman, your host. My guest today is William Rhind, managing director at the World Gold Council. William, thank you very much for being on the show.

William Rhind, managing director, World Gold Council (Rhind): You’re welcome, Mike; thank you.

Norman: You’re at the Gold Council, you focus on institutional investing trends over there, institutional investors. Why don’t we start off in that area. Let’s first define that. I would assume you’re talking about large pension funds, endowments, sovereign wealth, right?

Rhind: That’s right. And I would say also hedge funds, asset managers, money managers, more broadly defined.

Norman: Clearly, we’ve seen interest on the part of institutions really ramp up, I would say, starting back probably in 2009, ‘10, ‘11. I can recall in 2011 a rush to get in, but that was almost a market peak at that time, a price peak. How is the interest now? Would you characterize it as still a strong, steady interest? Are they price sensitive, or is it really just now, “This is an asset class we want to own and we’re going to put 3 or 5 percent in; we’re not really price sensitive”?

Rhind: I think it’s more of the latter, with people now looking at gold as a longer-term evergreen investment that represents 5 percent of your portfolio. But you’re absolutely right. A few years ago, there were a lot of big names, famous names, that came into the gold trade really, I think, chasing momentum amongst other things, and that largely went away last year as the gold price came down.

So I think we’ve sort of stabilized in terms of our investor base, specifically when talking about gold ETFs. And we’re starting to see some inflows again this year as the gold price has traded up rather nicely year-to-date.

Norman: Right. Now, what happened to sort of crystallize this idea, that gold has always been an asset class? I’ve been involved in the commodity markets for 30 years. I remember making this pitch in the early ‘80s about you’ve got to diversify commodities. But something happened. It was recently in the 2000s when people and institutions started to really buy in to this idea that they have to own gold in earnest.

Rhind: I think the financial crisis was clearly a big catalyst to that. So as you know, gold was one of the best-performing asset classes in 2008 and had a positive return for that year when equity markets were down significantly. I think that sort of crystallized in a lot of people’s minds what gold could do in a severe stress situation in equity markets. And I think after that, you therefore had your continuing fears over the global economy, which caused more people to buy gold.

But then you had also this reaction to the monetary policy here in the U.S. and Europe, which, as money was printed, investors feared that that would lead to rampant inflation, and therefore bought gold fairly aggressively after the crisis.

Norman: But that didn’t happen. Is that surprising to some people?

Rhind: I think it was surprising to some people. And I think those that expected that to happen, and sooner than 2014, maybe some of those people exited gold in the last couple of years. But there are a core of investors that still very much view gold as a hedge against inflation. And, of course, while we don’t have that situation right now in the economy, potentially in the future if that were ever to arise, then that’s why some of these people hold gold.

Norman: I would think the advent of some of these exchange-traded funds like GLD has been also a catalyst bringing people into these markets. It’s created a way to pretty easily get exposure to gold, correct?

Rhind: Correct. So, very simply, if you’re an investor of any type, and you have a portfolio of securities, rather than just having equities, bonds or mutual funds, you’re now able to buy gold the same way as you would any other stock. So I think that helped in terms of ease of access significantly, and therefore an equity investor that has a portfolio could buy gold just as easily as buying shares in GM or Apple. So that’s certainly helped people get exposure and has become a hugely popular way for people to invest in gold.

Norman: Clearly, and I could totally understand it with respect to smaller investors. But let me ask you again from the institutional angle—and institutions because of their size and because of maybe their relationships with very sophisticated Wall Street firms, they probably have a range of ways that they could invest in gold. How do you see it in terms of the way they’re going about it? Are they using GLD? Are they doing physical bullion? How do you see it? Shares, gold shares?

Rhind: There are a number of different examples. I think commonly we do see some large institutions investing in GLD, the physically backed gold ETF. The reason for that is not too dissimilar from an individual investor or a financial advisor in that they manage a portfolio of securities. And if you want exposure to gold, then GLD is the security …

Norman: Natural.

Rhind: … that’s backed by gold and therefore it’s a natural fit with the portfolio. There are some other regulatory reasons, sometimes—doesn’t apply to all funds, of course—that mean they can’t actually own the physical bullion itself. They have to own it in security form. But, there are one or two examples, I believe, of larger pension funds and endowments that have bought the physical bullion. And, of course, there are many pensions and endowments—probably most of them—that invest in mining shares by default by having exposure to the broader equity market.

Norman: We’ve also seen in the past few years a resurgence of interest on the part of central banks. Back in the ‘90s, central banks were mostly sellers of gold. I’ve often looked at them as great contrarian indicators. But they’re kind of back in. We see China, official purchases of gold, Russia, India, that sort of thing. What’s behind that?

Rhind: I would say that it’s not so much a case of they’re back in; it’s a different group of central banks that are stimulating the activity. Whereas we had selling from some of the larger western European banks in the past—not exclusively—now the trend is more net purchases of gold but they’re driven by the emerging market central banks.

The reason they’re doing that is because they’re accumulating large foreign currency reserves; typically, those are dollars, as their export economies attract the dollar and foreign currency reserves. They simply need a way to diversify those currency reserves. In some respects, they’re not too dissimilar than any other investor that’s looking to gold as a way to diversify exposure to a broader asset class.

Norman: It’s like a short-term Treasury, but without that direct dollar exposure when they do it that way?

Rhind: Yes. And I think the important thing is, like you say, they’re already exposed to the dollar. They have a lot of Treasurys, they have a lot of dollars, and therefore they need something that is a diversifier to the dollar. And gold, of course, historically has been one of the ways to diversify exposure to the dollar.

Norman: Now on that point of historical diversification, if you look at the return on gold from the prior peak in 1980 when it hit $850, adjusted for inflation, it really hasn’t outperformed. So how do you make a strong case that it’s an inflation hedge when I think the price needs to be something like $2,500 an ounce to surpass that prior peak on an inflation-adjusted basis?

Rhind: I think from an inflation perspective, inflation’s quite an abstract construct, because typically when people talk about gold being a hedge against inflation, they’re tying it to some benchmark, and a benchmark is just a measurement. We think of inflation more in terms of purchasing power and being a global phenomenon rather than just a U.S.-specific phenomenon.

So, in an environment where official CPI tends to be higher than average—and typically that’s probably something in the region of 4 percent plus—then gold has shown to have a high correlation to inflation. But we think more about it, as say, purchasing power and a way to maintain purchasing power against the depreciation of fiat currencies.

Norman: I heard something interesting recently, that, historically, countries like India were large consumers of gold, investors. It was something that they believed strongly in. But as their economies and their monetary systems modernize, they’re starting to veer a little bit away from that. But yet, a country like the United States—which has for a long time been very sophisticated in terms of our financial markets—there’s more interest now developing in gold, because they really see that as a kind of an alternative asset. Is that right?

Rhind: I would say that in terms of the U.S., of course, American citizens only were able to start buying gold in the early ‘70s, so we haven’t had a long track record of citizens being able to freely buy gold—40 years, effectively, of time when people can buy gold. So I think the market is still quite young here, if we can say that, whereas in some of these other countries, citizens have been able to buy gold for a long, long time.

Therefore, there’s a much higher cultural attachment, and much more of a cultural significance to gold than perhaps here. But the trend as we’ve seen certainly over the last decade—less so the last 40 years, but over the last decade—is people are starting, I think, to embrace gold more and start to really think about the value that gold can add to a portfolio.

Norman: It sounds like this is not a flash in the pan, or a fad. This is basically a sea change in the perception on the part of investors—both large and small—and we should expect that to be the future of the gold market going forward?

Rhind: Gold has been around for 5,000 years and there’s no reason to believe it won’t be around for the next 5,000 years.

Norman: Every ounce of gold ever mined is still here, right? It’s not like we burn it and it goes away.

Rhind: Yes. And while certainly we see investment appetite here in the U.S. and Europe, we mustn’t forget the largest force driving the gold market from a demand perspective has, or is still, China and India, and Asian countries more generally. So there’s still very strong demand that we see out of the East. And in many ways, some of that gold is moving from West to East as consumers look to diversify their wealth and utilize gold store value features.

Norman: All right. Long term, sounds very bullish to me. William Rhind, thank you very much. That’s it for now, folks. This is Mike Norman, saying, see you next time. Bye-bye.

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